One International Place
40th Floor
100 Oliver Street
Boston, MA 02110-2605
+1 617 728 7100 Main
+1 617 426 6567 Fax
www.dechert.com

Kaitlin McGrath

Kaitlin.McGrath@dechert.com
+1 617 728 7116 Direct

November 12, 2024

U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Christopher R. Bellacicco

Re: T. Rowe Price OHA Flexible Credit Income Fund (the “Fund”) (File No. 811-23980)

Dear Mr. Bellacicco:

On behalf of the Fund, this correspondence is being filed for the purpose of responding to supplemental comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to the undersigned of our firm telephonically on October 31, 2024, with respect to (i) Amendment No. 2 (“Amendment No. 2”) to the Fund’s registration statement (the “Registration Statement”) on Form POS AMI, filed under the Investment Company Act of 1940 (the “1940 Act”) with the Securities and Exchange Commission (the “Commission”) on October 16, 2024, and (ii) prior correspondence filed on October 16, 2024 containing responses to the Staff’s comments (each, a “Prior Comment”), related to the Fund’s Amendment No. 1 to the Fund’s Registration Statement filed on September 6, 2024.

The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Terms not defined herein have the meanings set forth in the Registration Statement. Below, we provide responses to or any supplemental explanations of such comments, as requested.

Comments Related to Prior Comments 3, 4 and 5

Page 78 – Special Purpose Entities

1.	Comment: With respect to the response to Prior Comment 3, it is the Staff’s view that wholly owned and primarily controlled subsidiaries are required to comply with Section 15 of the 1940 Act. Please note that the Staff will continue to ask registrants with wholly owned and/or primarily controlled subsidiaries that primarily engage in investment activities in securities or other assets to disclose that any investment adviser to such subsidiary will comply with the provisions of Section 15 of the 1940 Act as if it were an investment adviser to the fund. The Staff continues to believe that any investment advisory agreement between such subsidiary and its investment adviser is a material contract that should be included as an exhibit to a fund’s registration statement.

Response: The Fund acknowledges the Staff’s comment. The Fund does not presently intend to have a wholly owned or primarily controlled subsidiary that primarily engages in investment activities in securities or other assets and has an investment adviser. If this changes, the Fund will make the required disclosures.

Page 101 – Other Payments

2.	Comment: With respect to the response to Prior Comment 4, in order for the Staff to better understand the “bonus shares” arrangement, please supplementally explain:

a.	The exact mechanics and terms for administration of the bonus shares arrangement. In particular, please explain how a client of an intermediary receives the bonus shares and whether the bonus shares pass through the intermediary or are transferred directly to the intermediary’s client.

Response: The Adviser will deliver or cause an affiliate to deliver directly to an intermediary’s client bonus shares (based on the per share net asset value of the Shares delivered) on the date of the subscription in an amount equal to 5% of such client’s investment pursuant to the Subscription Agreement, promptly after the closing date. In other words, the bonus shares will be transferred directly to an intermediary’s client and thus do not pass through the intermediary.

b.	Any process or prerequisites for selecting financial intermediaries to participate in the bonus shares arrangement, other than current participation in the seed round of fundraising.

Response: Any financial intermediary that participates in the seed round of fundraising during the Fund’s private placement stage is eligible to participate in the bonus shares arrangement. There are no other prerequisites for selecting financial intermediaries to participate in the bonus shares arrangement.

c.	Whether a participating intermediary would receive any commission or fee on the bonus shares.

Response: A participating intermediary would not receive any upfront commission or fee on the bonus shares. If a shareholder has invested in a share class with a 12b-1 fee, the bonus shares will be of the same share class and thus will have a 12b-1 fee.

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B-19 – Compensation of Portfolio Managers

3.	Comment: Pursuant to the Resource Sharing Agreement provided to the Staff in response to Prior Comment 5, the Staff acknowledges that shared employees (“Shared Employees”) are subject to Oak Hill Advisors, L.P.’s (the “Company”) and the Fund’s code of ethics (the “Code of Ethics”) and applicable policies and procedures. Please confirm whether and how the Code of Ethics and/or its policies and procedures address any conflicts of interest and potential information sharing with respect to the Shared Employees when they are providing services pursuant to the Resource Sharing Agreement.

Response: The Fund respectfully acknowledges the Staff’s comment. The Company and the Adviser will operate collectively with Shared Employees pursuant to the Resource Sharing Agreement. All of the investment professionals of the Company are Shared Employees, and all Shared Employees are investment professionals of the Company. As a result, there is a 100% overlap of investment professionals at the Company level and the Adviser level.

The Shared Employees and the Company’s investment professionals are subject to an identical set of compliance policies and procedures, so there should be no gaps in compliance oversight. Shared Employees will be similarly situated as Access Persons (as defined in the Code of Ethics) and restricted to the extent they receive material non-public information, without regard to their role engaging in activities for the Company and/or the Adviser. Any compliance determinations regarding the special walling off procedures would be applied across both the Company and the Adviser to such personnel.

POS AMI

Page 21-22 – Warehousing Transactions

4.	Comment: The Staff’s view is that the use of an obligor that is an affiliate of a fund’s investment adviser to guarantee fund obligations rases concerns under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. With regard to the warehousing transaction disclosure that has been added to the Registration Statement, please supplementally respond to the following.

a.	Confirm the identity of the affiliate of the Adviser and its relationship to the Adviser.

Response: T. Rowe Price Associates intends to serve as the obligor. The Adviser and T. Rowe Price Associates are both under the common control of T. Rowe Price Group, Inc.

b.	Explain the material terms of any agreement between the Adviser and its affiliate regarding the purchase of warehouse investments if the warehouse conditions are not satisfied.
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Response: T. Rowe Price Associates has agreed to purchase all of the warehouse investments pursuant to a guaranty with the warehouse provider if the warehouse conditions are not satisfied.

c.	Confirm whether the affiliate of the Adviser has any obligations with regard to the warehousing transactions once the warehousing conditions are satisfied.

Response: If the warehousing conditions are satisfied, the Fund is obligated to purchase all of the warehoused investments, and the T. Rowe guaranty will by its terms be terminated.

d.	Given that the Registration Statement disclosure states that the affiliate of the Adviser is the “primary” obligor, please confirm whether there are any other obligors. If so, please identify them and explain how their payment obligations work.

Response: The Fund confirms that there are no other obligors. As a result, we will delete the word “primary” from the relevant sentence in the Fund’s next filing.

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If you have any questions or comments concerning the foregoing, please contact the undersigned at 617-728-7116.

Very truly yours,

/s/ Kaitlin McGrath
Kaitlin McGrath
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